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[Music]
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my name is adam willoughby
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and i'm the chef and co-owner of the
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morin square diner
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warren square was the neighborhood i
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grew up in
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my grandfather had a bicycle shop right
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around the corner
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i got my hair cut right down the street
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i would walk through this neighborhood
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with my grandmother down to the train
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station every day and count the trains
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as they went by
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[Music]
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it still feels like home to me the
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morning square diner closed in 2018
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after being open since 1943.
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i want to reopen the moren square diner
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to bring elevated diner food to
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fitchburg
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we have great small businesses that are
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creating spaces for artists to perform
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for people to meet
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all these places are sourcing smart
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and local everything is fair trade and
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well
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put together i want the diner to be
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the next step in that and another
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brick in the wall that helps hold the
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city up and brings it back to
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a point of greatness
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i see it's really important that we
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build this neighborhood back up
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that we build fitchburg back up we bring
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arts
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and culture we really show that small
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communities
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can do so much more than the big cities
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can
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there's no reason why we can't have
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delicious food
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that any michelin star restaurant would
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serve

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in any big city but on a smaller scale
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i want to take the work of chefs like
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dan barber and renee
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redzepi and bring them down to the level
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of dining
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that people eat every day and make it
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more accessible
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and more affordable people need to be
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able to eat well whether they can afford
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it or not
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what's important to me is supporting
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local farms and local farmers
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right now local farms are having some of
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the hardest times
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and up to a third of them might not make
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it out of this crisis
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and we need to do what we can to support
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them to
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buy local and serve it local
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supporting these local farmers and
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taking their food
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and not changing it too much and just
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being able to showcase their work
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really we're just the middlemen in that
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we think it's really important to also
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support local organizations
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non-profits that are doing the good work
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so what we can do
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is provide a venue for them to meet come
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together
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host events and maybe even take some of
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our extra profits
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and give them each month to different
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organizations
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[Music]
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we're giving this all we can we have big
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goals and we're trying very hard
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but we need a little help
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anything you can give goes a long way
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[Music]
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everything that you can do we appreciate